UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   June 3, 2011

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

FLORIDA
(State or Other Jurisdiction of Incorporation or Organization)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204
(Address of Principal Executive Offices)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)
www.fpic.com

Not Applicable
(Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

❑   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

❑   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

❑   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

❑   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07   Submission of Matters to a Vote of Security Holders

The registrant held its Annual Meeting of Shareholders on June 3, 2011. Represented at the meeting, in person or by proxy, were shares representing 6,660,979 votes, approximately 79.86 percent of the votes represented by issued and outstanding shares entitled to vote.

Shareholders voted on the matters set forth below:

1. Election of Directors

The following nominees for directors were elected to hold office until the 2014 annual meeting of shareholders and until their successors are duly elected and qualified. The number of votes for, against, and abstained and all shares as to which brokers indicated that they did not have the authority to vote ("Broker Non-Votes") with respect to each director were as follows:

Nominee	Votes For	Votes Withheld	Broker Non-Votes
Kenneth M. Kirschner	4,755,022	1,138,382	767,575
David M. Shapiro, M.D.	5,592,948	300,456	767,575

The director elections were uncontested. Accordingly, under the registrant's by-laws, each nominee was elected by virtue of having received a plurality of the votes cast at the meeting.

2. Ratification of the Appointment of Independent Registered Certified Public Accounting Firm

The proposal to ratify the appointment of PricewaterhouseCoopers LLP as the registrant's independent registered certified public accounting firm for 2011, approval of which required the affirmative vote of a majority of those shares present in person or represented by proxy, was approved based on the following votes:

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
6,601,550	56,444	2,985	0

3. Approval, by Non-Binding Vote, Executive Compensation

The proposal to approve, by non-binding vote, executive compensation, approval of which required the affirmative vote of a majority of those shares present in person or represented by proxy was approved based on the following votes:

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
5,602,352	281,146	9,906	767,575

4. Recommend, by Non-Binding Vote, the Frequency of Executive Compensation Vote

The proposal to recommend, by non-binding vote, the frequency of executive compensation votes:

1 Year	2 Years	3 Years	Abstain
4,533,257	88,233	1,269,187	2,727

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FPIC Insurance Group, Inc.

June 3, 2011   By: /s/ T. Malcolm Graham

                                              T. Malcolm Graham
General Counsel and Secretary